FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

06014307

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

SUPPL

The following release was made to the Australian Stock Exchange Limited today:

Fosters Brewing

"Foster's to Appeal Disallowed Tax Objection"

Released: 31 May 2006

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Dlw 6/12

FOSTER'S
GROUP

31 May 2006

FOSTER'S TO APPEAL DISALLOWED TAX OBJECTION

Foster's Group (Foster's) today announced its intention to appeal the disallowance of an objection against an assessment of tax for a Foster's subsidiary.

Foster's disputes the disallowance and intends to vigorously pursue its appeal rights in this matter. The Foster's subsidiary paid all tax in relation to this assessment in 2001.

Foster's initiated this process to obtain certainty about the availability of tax losses arising from deduction claims in respect of the funding of the Elders Finance Group (EFG) in the 1980's and 1990's.

Potential Assessments

While the disallowance is in respect of one Foster's subsidiary for the 2001 financial year, other Foster's companies are potentially exposed to the possibility of assessments relating to the utilisation of tax losses associated with the funding of EFG.

Potential assessments relate to the 1998 to 2004 income tax years and are estimated to total $237 million of primary tax. An additional unquantified amount of penalties and interest charges may also be due, subject to the discretions available to the Commissioner of Taxation.

These tax losses are the subject of an ongoing audit by the ATO and the Commissioner of Taxation is yet to determine whether any additional assessments will be raised.

Foster's remains confident of the position it has adopted and, should the ATO issue assessments, Foster's intends to vigorously defend the deduction claims.

For further information please contact:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623